Dreyfus
New York Tax Exempt
Money Market Fund

SEMIANNUAL REPORT November 30, 2006



Dreyfus
A Mellon Financial Company℠

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The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents



A LETTER FROM THE CEO

Dear Shareholder:

We are pleased to present this semiannual report for Dreyfus New York Tax Exempt Money Market Fund, covering the six-month period from June 1, 2006, through November 30, 2006.

Although reports of declining housing prices have raised some economic concerns, we believe that neither a domestic recession nor a major shortfall in global growth is likely. A stubbornly low unemployment rate suggests that labor market conditions remain strong, and stimulative monetary policies over the last several years have left a legacy of ample financial liquidity worldwide. These and other factors should continue to support further economic expansion, but at a slower rate than we saw earlier this year.

The U.S. bond market also appears to be expecting a slower economy, as evidenced by an "inverted yield curve" at the end of November, in which yields of two-year U.S. Treasury securities were lower than the overnight federal funds rate. This anomaly may indicate that short-term interest rates have peaked, while the Federal Reserve Board remains "on hold" as it assesses new releases of economic data. As always, we encourage you to discuss the implications of these and other matters with your financial advisor.

Thank you for your continued confidence and support.

Sincerely,

Thomas F. Eggers
Chief Executive Officer
The Dreyfus Corporation
December 15, 2006



DISCUSSION OF FUND PERFORMANCE

Joseph Irace, Portfolio Manager

How did Dreyfus New York Tax Exempt Money Market Fund perform during the period?

For the six-month period ended November 30, 2006, the fund produced an annualized yield of 2.96%. Taking into account the effects of compounding, the fund produced an annualized effective yield of 3.00%.[1]

Yields of tax-exempt money market securities rose along with short-term interest rates early in the reporting period before stabilizing when the Federal Reserve Board (the "Fed") refrained from further rate hikes in the summer and fall of 2006.

What is the fund's investment approach?

The fund seeks as high a level of current income exempt from federal, New York state and New York city income taxes as is consistent with the preservation of capital and the maintenance of liquidity.

In pursuing this objective, we employ two primary strategies. First, we normally attempt to add value by constructing a diverse portfolio of high-quality municipal obligations that provide income exempt from federal, New York state and New York city personal income taxes. Second, we actively manage the fund's average maturity based on our anticipation of supply-and-demand changes in the short-term municipal marketplace.

For example, if we expect an increase in short-term supply, we may decrease the average maturity of the fund, which could enable us to take advantage of opportunities when short-term supply increases. Generally yields tend to rise when there is an increase in new-issue supply competing for investor interest. New securities, which generally are issued with maturities in the one-year range, may in turn lengthen the fund's average maturity if purchased. If we anticipate limited new-issue supply, we may then look to extend the fund's average maturity to maintain then-current yields for as long as we believe practical. In addition, we try to maintain an average maturity that reflects our view of short-term interest-rate trends and future supply-and-demand considerations.

What other factors influenced the fund's performance?

As it had since June 2004, the Fed continued to raise short-term interest rates at the start of the reporting period. The Fed's ongoing tightening campaign was a response to robust economic growth as labor markets strengthened and prices of oil and other commodities surged higher. Hawkish comments from some Fed members caused investors to grow more concerned about inflation, prompting them to conclude that the Fed might raise interest rates more than they previously expected. In fact, the Fed raised short-term interest rates at each of its meetings through the end of June 2006, driving the overnight federal funds rate to 5.25%.

Concerns regarding higher inflation in an overheated economy waned during the summer, however, when U.S. housing markets softened and employment gains moderated. As a result, investors looked forward to a possible end to the Fed's tightening campaign. The Fed obliged at its August, September and October meetings by holding the federal funds rate steady, its first pauses after more than two years of steady rate hikes. Oil and gas prices fell significantly in the late summer and fall and GDP growth moderated to a 2.2% annualized rate in the third quarter, down from 2.6% in the second quarter, helping to ease investors' inflation fears.

The growing U.S. economy benefited the fiscal conditions of New York state and New York city as tax receipts came in higher than originally projected, reducing the state's and city's borrowing needs. Consequently, the supply of newly issued New York money market instruments fell compared to the same period one year earlier, while investor demand remained robust, putting downward pressure on yields.

As inflation concerns ebbed, yields of longer-term municipal money market securities fell while those of shorter-dated instruments remained relatively stable. This left little difference in the yields of tax-exempt securities with maturities between six months and four years. Investors therefore focused mainly on instruments maturing in six months or less, which put downward pressure on yields at the short end of the maturity range.

In this environment, we generally maintained the fund's weighted average maturity in a range we considered to be in line with industry averages. However, with yields relatively low from municipal notes and variable-rate demand notes at the long and short ends of the fund's maturity spectrum, respectively, we increased our focus on tax-exempt commercial paper with maturities in the three- to five-month range.

What is the fund's current strategy?

Recent Fed comments and evidence of slower economic growth suggest to us that the Fed is unlikely either to raise or lower short-term interest rates over the foreseeable future. While we have maintained the fund's market-neutral position, we may lengthen its weighted average maturity to take advantage of seasonal opportunities for higher yields that typically arise near year-end. Of course, we are prepared to adjust our strategies as market conditions continue to evolve.

December 15, 2006

An investment in the fund is not insured or guaranteed by the FDIC or any other government agency. Although the fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the fund.

1 *Annualized effective yield is based upon dividends declared daily and reinvested monthly. Past performance is no guarantee of future results. Yields fluctuate. Income may be subject to state and local taxes for non-New York residents, and some income may be subject to the federal alternative minimum tax (AMT) for certain investors.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unadited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds.You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus New York Tax Exempt Money Market Fund from June 1, 2006 to November 30, 2006. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended November 30, 2006

Expenses paid per $1,000†	$ 3.38
Ending value (after expenses)	$1,014.90

COMPARING YOUR FUND'S EXPENSES WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended November 30, 2006

Expenses paid per $1,000†	$ 3.40
Ending value (after expenses)	$1,021.71

† *Expenses are equal to the fund's annualized expense ratio of .67%, multiplied by the average account value over the period, multiplied by 183/365 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

November 30, 2006 (Unaudited)

Short-Term Investments−99.2%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Albany Industrial Development Agency, Civic Facility Revenue (Albany College of Pharmacy Project) (LOC; TD Banknorth, N.A.)	3.50	12/7/06	8,000,000 [a]	8,000,000
Albany Industrial Development Agency, Civic Facility Revenue (Renaissance Corporation of Albany Project) (LOC; M&T Bank)	3.52	12/7/06	2,900,000 [a]	2,900,000
Albany Industrial Development Agency, Civic Facility Revenue (University at Albany Foundation Student Housing Corporation−Empire Commons East Project) (Insured; AMBAC and Liquidity Facility; Key Bank)	3.50	12/7/06	1,000,000 [a]	1,000,000
Albany Industrial Development Agency, Senior Housing Revenue (South Mall Towers Albany, L.P. Project) (Insured; FNMA and Liquidity Facility; FNMA)	3.52	12/7/06	1,120,000 [a]	1,120,000
Allegany County Industrial Development Agency, Civic Facility Revenue (Houghton College Project) (LOC; Key Bank)	3.55	12/7/06	4,600,000 [a]	4,600,000
Babylon Industrial Development Agency, IDR (Lambro Industries Inc. Project) (LOC; Bank of America)	3.52	12/7/06	680,000 [a]	680,000
Binghamton, GO Notes, BAN	4.00	2/2/07	3,600,000	3,602,606
Brewster, GO Notes, BAN	4.80	5/18/07	2,600,000	2,607,575
Burnt Hills-Ballston Lake Central School District, GO Notes, BAN	4.50	7/6/07	1,328,636	1,333,564
Chautauqua County Industrial Development Agency, Civic Facility Revenue (United Cerebral Palsy Project) (LOC; Key Bank)	3.55	12/7/06	1,035,000 [a]	1,035,000
Colonie, GO Notes, BAN	4.25	4/5/07	2,000,000	2,003,368

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Colonie Industrial Development Agency, IDR (13 Green Mount Drive Project) (LOC; HSBC Bank USA)	3.65	12/7/06	130,000 [a]	130,000
Dutchess County Industrial Development Agency, Civic Facility Revenue, Refunding (Lutheran Center at Poughkeepsie, Inc. Project) (LOC; Key Bank)	3.50	12/7/06	1,920,000 [a]	1,920,000
Erie County Industrial Development Agency, Civic Facility Revenue (Community Services Disabled Project) (LOC; Key Bank)	3.55	12/7/06	2,905,000 [a]	2,905,000
Erie County Industrial Development Agency, Civic Facility Revenue (DePaul Community Facilities Inc. Project) (LOC; Key Bank)	3.55	12/7/06	1,350,000 [a]	1,350,000
Erie County Industrial Development Agency, Civic Facility Revenue (People Inc. Project) (LOC; Key Bank)	3.55	12/7/06	2,460,000 [a]	2,460,000
Erie County Industrial Development Agency, Civic Facility Revenue (United Cerebral Palsy Association Project) (LOC; Key Bank)	3.55	12/7/06	745,000 [a]	745,000
Erie County Industrial Development Agency, IDR (Luminescent System Inc. Project) (LOC; HSBC Bank USA)	3.65	12/7/06	4,345,000 [a]	4,345,000
Erie County Tobacco Asset Securitization Corporation, Tobacco Settlement Asset-Backed Bonds (Liquidity Facility; Merrill Lynch and LOC; Merrill Lynch)	3.53	12/7/06	5,085,000 [a,b]	5,085,000
Goldman Sachs Pool Trust, Revenue (Liquidity Facility; Goldman Sachs Group Inc. and LOC; Ixis Corporate and Investment Bank)	3.58	12/7/06	2,600,000 [a,b]	2,600,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Herkimer County Industrial Development Agency, Civic Facility Revenue (Templeton Foundation Project) (LOC; Key Bank)	3.55	12/7/06	1,960,000 [a]	1,960,000
Irvington Union Free School District, GO Notes, TAN	4.65	6/22/07	450,000	451,918
Long Island Power Authority, Electric System General Revenue (Insured; AMBAC)	4.50	12/1/06	100,000	100,000
Merrick Union Free School District, GO Notes, TAN	4.50	6/27/07	500,000	501,778
Metropolitan Transportation Authority, Dedicated Tax Fund, Refunding (Insured; XLCA and Liquidity Facility; Citibank NA)	3.48	12/7/06	11,775,000 [a]	11,775,000
Monroe County Industrial Development Agency, Civic Facility Revenue (YMCA of Greater Rochester Project) (LOC; M&T Bank)	3.53	12/7/06	2,500,000 [a]	2,500,000
Monroe County Industrial Development Agency, IDR (2883 Associates LP) (LOC; HSBC Bank USA)	3.65	12/7/06	1,145,000 [a]	1,145,000
Monroe County Industrial Development Agency, IDR (Axelrod Realty Partnership Facility) (LOC; JPMorgan Chase Bank)	3.84	12/1/06	520,000	520,000
Monroe County Industrial Development Agency, IDR (Mercury Print Productions Inc. Facility) (LOC; M&T Bank)	3.64	12/7/06	345,000 [a]	345,000
Monroe County Industrial Development Agency, IDR (National Development Council Multi-Issue Facilities) (LOC; HSBC Bank USA)	3.93	12/15/06	600,000	600,000
New York City (Liquidity Facility; Dexia Credit Locale)	3.53	12/7/06	685,000 [a,b]	685,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New York City (Liquidity Facility; Merrill Lynch)	3.53	12/7/06	5,000,000 a,b	5,000,000
New York City Industrial Development Agency, Civic Facility Revenue (Abraham Joshua Heschel Project) (LOC; Allied Irish Banks)	3.50	12/7/06	2,000,000 a	2,000,000
New York City Industrial Development Agency, Civic Facility Revenue (Convent of the Sacred Heart School of New York Project) (LOC; Allied Irish Banks)	3.45	12/7/06	3,650,000 a	3,650,000
New York City Industrial Development Agency, Civic Facility Revenue (Ethical Culture Fieldston School Project) (Insured; XLCA and Liquidity Facility; Dexia Credit Locale)	3.46	12/7/06	4,165,000 a	4,165,000
New York City Industrial Development Agency, Civic Facility Revenue (Jewish Community Center on the Upper West Side, Inc. Project) (LOC; M&T Bank)	3.52	12/7/06	4,900,000 a	4,900,000
New York City Industrial Development Agency, Civic Facility Revenue (Mercy College Project) (LOC; Key Bank)	3.50	12/7/06	2,300,000 a	2,300,000
New York City Industrial Development Agency, Civic Facility Revenue (Village Community School Project) (LOC; M&T Bank)	3.55	12/7/06	1,160,000 a	1,160,000
New York City Industrial Development Agency, IDR (Novelty Crystal Corp. Project) (LOC; Commerce Bank)	3.60	12/7/06	3,725,000 a	3,725,000
New York City Industrial Development Agency, IDR (Swak Realty LLC Project) (LOC; The Bank of New York)	3.62	12/7/06	975,000 a	975,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New York City Municipal Water Finance Authority, Water and Sewer System Revenue (Putters Program) (Insured; FSA and Liquidity Facility; Deutsche Postbank)	3.52	12/7/06	5,870,000 a,b	5,870,000
New York City Transitional Finance Authority, Future Tax Secured Revenue (Liquidity Facility; Landesbank Hessen-Thuringen Girozentrale)	3.62	12/1/06	2,500,000 a	2,500,000
New York City Transitional Finance Authority, Revenue (New York City Recovery) (Liquidity Facility; JPMorgan Chase Bank)	3.57	12/1/06	3,590,000 a	3,590,000
New York City Transitional Finance Authority, Revenue (New York City Recovery) (Liquidity Facility; Royal Bank of Canada)	3.62	12/1/06	8,100,000 a	8,100,000
New York Counties Tobacco Trust II, Tobacco Settlement Pass-Through Bonds (Liquidity Facility; Merrill Lynch)	3.53	12/7/06	4,760,000 a,b	4,760,000
New York Counties Tobacco Trust IV, Tobacco Settlement Pass-Through Bonds (Liquidity Facility; Merrill Lynch Capital Services and LOC; Merrill Lynch)	3.53	12/7/06	7,330,000 a,b	7,330,000
New York State Dormitory Authority, Revenue (Mount Saint Mary College) (Insured; Radian Bank and Liquidity Facility; Citizens Bank of Massachusetts)	3.52	12/7/06	7,300,000 a	7,300,000
New York State Dormitory Authority, Revenue (Mount Sinai NYU Health Obligated Group) (Liquidity Facility; Merrill Lynch)	3.53	12/7/06	2,100,000 a,b	2,100,000
New York State Housing Finance Agency, Housing Revenue (Gateway to New Cassel) (LOC; JPMorgan Chase Bank)	3.51	12/7/06	4,700,000 a	4,700,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New York State Housing Finance Agency, Housing Revenue (Rip Van Winkle House) (Insured; FHLMC and Liquidity Facility; FHLMC)	3.49	12/7/06	1,000,000 a	1,000,000
New York State Housing Finance Agency, Revenue (Sea Park West Housing) (Insured; FHLMC and Liquidity Facility; FHLMC)	3.49	12/7/06	3,450,000 a	3,450,000
Newburgh Industrial Development Agency, MFHR (Liquidity Facility; Merrill Lynch)	3.59	12/7/06	3,095,000 a,b	3,095,000
Olean, GO Notes, RAN	4.50	8/30/07	1,200,000	1,206,063
Oneida County Industrial Development Agency, IDR (The Fountainhead Group, Inc. Facility) (LOC; Citizens Bank of Massachusetts)	3.51	12/7/06	3,165,000 a	3,165,000
Oswego County Industrial Development Agency, Civic Facility Revenue (Springside at Seneca Hill, Inc. Project) (LOC; M&T Bank)	3.58	12/7/06	2,760,000 a	2,760,000
Otsego County Industrial Development Agency, Civic Facility Revenue (Saint James Retirement Community Project) (LOC; M&T Bank)	3.53	12/7/06	2,295,000 a	2,295,000
Otsego County Industrial Development Agency, Civic Facility Revenue (Templeton Foundation Project) (LOC; Key Bank)	3.55	12/7/06	3,600,000 a	3,600,000
Patchogue-Medford Union Free School District, GO Notes, TAN	4.50	6/29/07	4,900,000	4,917,374
Pearl River Union Free School District, GO Notes, TAN	4.50	6/28/07	2,200,000	2,207,630
Port Chester Industrial Development Agency, IDR (40 Pearl Street LLC) (LOC; The Bank of New York)	3.52	12/7/06	2,150,000 a	2,150,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Putnam County Industrial Development Agency, Civic Facility Revenue (United Cerebral Palsy of Putnam and Southern Dutchess Project) (LOC; Commerce Bank)	3.53	12/7/06	2,300,000 [a]	2,300,000
Rensselaer County Industrial Development Agency, Civic Facility Revenue (The Sage Colleges Project) (LOC; M&T Bank)	3.52	12/7/06	2,295,000 [a]	2,295,000
Rockland County Industrial Development Agency, IDR (Intercos America Inc. Project) (LOC; HSBC Bank USA)	3.65	12/7/06	3,990,000 [a]	3,990,000
Seneca County Industrial Development Agency, Civic Facility Revenue (Kidspace National Centers of New York Project) (LOC; Key Bank)	3.55	12/7/06	1,710,000 [a]	1,710,000
Shenendehowa Central School District, GO Notes, BAN	4.50	6/29/07	2,760,000	2,762,099
Suffolk County Industrial Development Agency, Civic Facility Revenue (Hampton Day School Civic Facilty) (LOC; JPMorgan Chase Bank)	3.49	12/7/06	2,840,000 [a]	2,840,000
Suffolk County Industrial Development Agency, IDR (Belmont Villas LLC Facility) (Insured; FNMA)	3.52	12/7/06	3,000,000 [a]	3,000,000
Syracuse Industrial Development Agency, Civic Facility Revenue (Community Development Properties-Larned Project) (LOC; M&T Bank)	3.52	12/7/06	2,400,000 [a]	2,400,000
Tobacco Settlement Financing Corporation of New York, Asset-Backed Revenue Bonds (State Contingency Contract Secured)	5.00	6/1/07	375,000	377,336

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)		Value ($)
Tobacco Settlement Financing Corporation of New York, Asset-Backed Revenue Bonds (State Contingency Contract Secured)	5.00	6/1/07	1,525,000		1,535,015
Tobacco Settlement Financing Corporation of New York, Asset-Backed Revenue Bonds (State Contingency Contract Secured) (Putters Program) (LOC; JPMorgan Chase Bank)	3.52	12/7/06	4,995,000	a,b	4,995,000
TSASC Inc. of New York, Tobacco Settlement Asset-Backed Bonds (Liquidity Facility; Merrill Lynch)	3.54	12/7/06	3,280,000	a,b	3,280,000
TSASC Inc. of New York, Tobacco Settlement Asset-Backed Bonds (Liquidity Facility; Merrill Lynch)	3.57	12/7/06	2,000,000	a,b	2,000,000
Ulster County Industrial Development Agency, IDR (Deluxe Packaging Corp. Project) (LOC; National Bank of Canada)	3.58	12/7/06	2,500,000	a	2,500,000
Westchester County Industrial Development Agency, Civic Facility Revenue (Jacob Burns Film Center Project) (LOC; The Bank of New York)	3.49	12/7/06	4,070,000	a	4,070,000
Westchester County Industrial Development Agency, Civic Facility Revenue (Mercy College Project) (LOC; Key Bank)	3.50	12/7/06	1,800,000	a	1,800,000
Westchester County Industrial Development Agency, Civic Facility Revenue (Northern Westchester Hospital Association Civic Facility) (LOC; Commerce Bank)	3.51	12/7/06	4,340,000	a	4,340,000
Westchester County Industrial Development Agency, Civic Facility Revenue (Westchester Arts Council, Inc. Project) (LOC; Wachovia Bank)	3.49	12/7/06	3,140,000	a	3,140,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Westchester County Industrial Development Agency, Civic Facility Revenue, Refunding (Rye Country Day School Project) (LOC; Allied Irish Banks)	3.49	12/7/06	4,800,000 [a]	4,800,000
Westchester Tobacco Asset Securitization Corporation, Tobacco Settlement Asset-Backed Bonds (Liquidity Facility; Merrill Lynch and LOC; Merrill Lynch)	3.53	12/7/06	4,300,000 [a,b]	4,300,000
Westchester Tobacco Asset Securitization Corporation, Tobacco Settlement Asset-Backed Bonds (Liquidity Facility; Merrill Lynch Capital Services and LOC; Merrill Lynch)	3.53	12/7/06	5,050,000 [a,b]	5,050,000
Wyandanch Union Free School District, GO Notes, TAN	4.65	6/28/07	500,000	501,929
Total Investments (cost $238,963,255)			**99.2%**	**238,963,255**
Cash and Receivables (Net)			**.8%**	**1,948,174**
Net Assets			**100.0%**	**240,911,429**

[a]   Securities payable on demand. Variable interest rate—subject to periodic change.

[b]   Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At November 30, 2006, these securities amounted to $56,150,000 or 23.3% of net assets.

Summary of Abbreviations

ACA	American Capital Access	**AGC**	ACE Guaranty Corporation
AGIC	Asset Guaranty Insurance Company	**AMBAC**	American Municipal Bond Assurance Corporation
ARRN	Adjustable Rate Receipt Notes	**BAN**	Bond Anticipation Notes
BIGI	Bond Investors Guaranty Insurance	**BPA**	Bond Purchase Agreement
CGIC	Capital Guaranty Insurance Company	**CIC**	Continental Insurance Company
CIFG	CDC Ixis Financial Guaranty	**CMAC**	Capital Market Assurance Corporation
COP	Certificate of Participation	**CP**	Commercial Paper
EDR	Economic Development Revenue	**EIR**	Environmental Improvement Revenue
FGIC	Financial Guaranty Insurance Company	**FHA**	Federal Housing Administration
FHLB	Federal Home Loan Bank	**FHLMC**	Federal Home Loan Mortgage Corporation
FNMA	Federal National Mortgage Association	**FSA**	Financial Security Assurance
GAN	Grant Anticipation Notes	**GIC**	Guaranteed Investment Contract
GNMA	Government National Mortgage Association	**GO**	General Obligation
HR	Hospital Revenue	**IDB**	Industrial Development Board
IDC	Industrial Development Corporation	**IDR**	Industrial Development Revenue
LOC	Letter of Credit	**LOR**	Limited Obligation Revenue
LR	Lease Revenue	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
MFHR	Multi-Family Housing Revenue	**MFMR**	Multi-Family Mortgage Revenue
PCR	Pollution Control Revenue	**PILOT**	Payment in Lieu of Taxes
RAC	Revenue Anticipation Certificates	**RAN**	Revenue Anticipation Notes
RAW	Revenue Anticipation Warrants	**RRR**	Resources Recovery Revenue
SAAN	State Aid Anticipation Notes	**SBPA**	Standby Bond Purchase Agreement
SFHR	Single Family Housing Revenue	**SFMR**	Single Family Mortgage Revenue
SONYMA	State of New York Mortgage Agency	**SWDR**	Solid Waste Disposal Revenue
TAN	Tax Anticipation Notes	**TAW**	Tax Anticipation Warrants
TRAN	Tax and Revenue Anticipation Notes	**XLCA**	XL Capital Assurance

Summary of Combined Ratings (Unaudited)

Fitch	or	Moody's	or	Standard & Poor's	Value (%)†
F1+,F1		VMIG1,MIG1,P1		SP1+,SP1,A1+,A1	74.1
AAA,AA,A c		Aaa,Aa,A c		AAA,AA,A c	2.7
Not Rated d		Not Rated d		Not Rated d	23.2
					100.0

†   *Based on total investments.*
c   *Notes which are not F, MIG and SP rated are represented by bond ratings of the issuers.*
d   *Securities which, while not rated by Fitch, Moody's and Standard & Poor's, have been determined by the Manager to be of comparable quality to those rated securities in which the fund may invest.*

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

November 30, 2006 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments	238,963,255	238,963,255
Cash		263,580
Interest receivable		1,886,869
Prepaid expenses		11,891
		241,125,595
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 2(b)		112,789
Accrued expenses		101,377
		214,166
Net Assets ($)		**240,911,429**
Composition of Net Assets ($):		
Paid-in capital		240,899,393
Accumulated net realized gain (loss) on investments		12,036
Net Assets ($)		**240,911,429**
Shares Outstanding		
(unlimited number of $.001 par value shares of Beneficial Interest authorized)		240,932,504
Net Asset Value, offering and redemption price per share ($)		**1.00**

See notes to financial statements.

STATEMENT OF OPERATIONS
Six Months Ended November 30, 2006 (Unaudited)

Investment Income ($):	
Interest Income	**4,533,973**
Expenses:	
Management fee–Note 2(a)	625,251
Shareholder servicing costs–Note 2(b)	134,165
Professional fees	34,146
Custodian fees	15,744
Trustees' fees and expenses–Note 2(c)	9,679
Registration fees	7,260
Prospectus and shareholders' reports	3,950
Micellaneous	12,934
Total Expenses	**843,129**
Investment Income–Net	**3,690,844**
Net Realized Gain (Loss) on Investments–Note 1(b) ($)	**2,550**
Net Increase in Net Assets Resulting from Operations	**3,693,394**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended November 30, 2006 (Unaudited)	Year Ended May 31, 2006
Operations ($):		
Investment income–net	3,690,844	5,767,970
Net realized gain (loss) on investments	2,550	9,487
Net unrealized depreciation on investments	–	(207)
Net Increase (Decrease) in Net Assets Resulting from Operations	**3,693,394**	**5,777,250**
Dividends to Shareholders from ($):		
Investment income–net	**(3,690,844)**	**(5,771,128)**
Beneficial Interest Transactions ($1.00 per share):		
Net proceeds from shares sold	95,290,035	273,930,402
Dividends reinvested	3,578,560	5,578,822
Cost of shares redeemed	(144,738,012)	(253,515,185)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**(45,869,417)**	**25,994,039**
Total Increase (Decrease) in Net Assets	**(45,866,867)**	**26,000,161**
Net Assets ($):		
Beginning of Period	286,778,296	260,778,135
End of Period	**240,911,429**	**286,778,296**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following table describes the performance for the fiscal periods indicated. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Six Months Ended November 30, 2006 (Unaudited)	Year Ended May 31,				
		2006	2005	2004	2003	2002
Per Share Data ($):						
Net asset value, beginning of period	1.00	1.00	1.00	1.00	1.00	1.00
Investment Operations:						
Investment income−net	.015	.022	.010	.004	.008	.014
Distributions:						
Dividends from investment income−net	(.015)	(.022)	(.010)	(.004)	(.008)	(.014)
Net asset value, end of period	1.00	1.00	1.00	1.00	1.00	1.00
Total Return (%)	2.97[a]	2.26	1.05	.39	.75	1.44
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.67[a]	.66	.67	.66	.66	.65
Ratio of net expenses to average net assets	.67[a]	.65	.66	.66	.66	.65
Ratio of net investment income to average net assets	2.95[a]	2.24	1.03	.39	.75	1.42
Net Assets, end of period ($ x 1,000)	240,911	286,778	260,778	276,244	290,038	288,257

[a] Annualized.
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus New York Tax Exempt Money Market Fund (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a non-diversified open-end management investment company. The fund's investment objective is to provide investors with as high a level of current income exempt from federal, New York state and New York city personal income taxes as is consistent with the preservation of capital and the maintenance of liquidity. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"). Dreyfus Service Corporation ("the Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares, which are sold to the public without a sales charge.

On December 4, 2006, Mellon Financial and The Bank of New York Company, Inc. announced that they had entered into a definitive agreement to merge. The new company will be called The Bank of New York Mellon Corporation. As part of this transaction, Dreyfus would become a wholly-owned subsidiary of The Bank of New York Mellon Corporation. The transaction is subject to certain regulatory approvals and the approval of The Bank of New York Company, Inc.'s and Mellon Financial's shareholders, as well as other customary conditions to closing. Subject to such approvals and the satisfaction of the other conditions, Mellon Financial and The Bank of New York Company, Inc. expect the transaction to be completed in the third quarter of 2007.

It is the fund's policy to maintain a continuous net asset value per share of $1.00; the fund has adopted certain investment, portfolio valuation and dividend and distribution policies to enable it to do so. There is no assurance, however, that the fund will be able to maintain a stable net asset value per share of $1.00.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at amortized cost in accordance with Rule 2a-7 of the Act, which has been determined by the Board of Trustees to represent the fair value of the fund's investments.

On September 20, 2006, the Financial Accounting Standards Board (FASB) released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Interest income, adjusted for accretion of discount and amortization of premium on investments, is earned from settlement date and recognized on the accrual basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Cost of investments represents amortized cost.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits, if any, as an expense offset in the Statement of Operations.

The fund follows an investment policy of investing primarily in municipal obligations of one state. Economic changes affecting the state and certain of its public bodies and municipalities may affect the ability of issuers within the state to pay interest on, or repay principal of, municipal obligations held by the fund.

(c) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income–net. Such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carry-overs, if any, it is the policy of the fund not to distribute such gain.

(d) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the Code, and to make distributions of income and net realized capital gain sufficient to relieve it from substantially all federal income and excise taxes.

On July 13, 2006, the FASB released FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Adoption of FIN 48 is required for fiscal years beginning after June 29, 2007 and is to be applied to all open tax years as of the effective date. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

The tax character of distributions paid to shareholders during the fiscal year ended May 31, 2006 were all tax exempt income. The tax character of current year distributions will be determined at the end of the current fiscal year.

At November 30, 2006, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTE 2—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement ("Agreement") with the Manager, the management fee is computed at the annual rate of .50% of the value of the fund's average daily net assets and is payable monthly. The Agreement provides that if in any full fiscal year the aggregate expenses of the fund, exclusive of taxes, brokerage fees, interest on borrowings and extraordinary expenses, exceed 1½% of the value of the fund's average daily net assets, the fund may deduct from the payments to be made to the Manager, or the Manager will bear such excess expense. During the period ended November 30, 2006, there was no expense reimbursement pursuant to the Agreement.

(b) Under the Shareholder Services Plan, the fund reimburses the Distributor an amount not to exceed an annual rate of .25% of the value of the fund's average daily net assets for certain allocated expenses of providing personal services and/or maintaining shareholder accounts. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. During the period ended November 30, 2006, the fund was charged $93,212 pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended November 30, 2006, the fund was charged $29,576 pursuant to the transfer agency agreement.

During the period ended November 30, 2006, the fund was charged $2,044 for services performed by the Chief Compliance Officer.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $97,676, chief compliance officer fees $1,704 and transfer agency per account fees $13,409.

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

PROXY RESULTS (Unaudited)

The fund held a special meeting of shareholders on September 20, 2006. The proposal considered at the meeting, and the results, are as follows:

	Shares	
	Votes For	Authority Withheld
To elect additional Board Members:		
Hodding Carter III [†]	86,745,536	3,125,837
Ehud Houminer [†]	87,452,447	2,418,926
Richard C. Leone [†]	87,555,307	2,316,066
Hans C. Mautner [†]	87,540,768	2,330,605
Robin A. Melvin [†]	86,975,406	2,895,967
John E. Zuccotti [†]	87,396,902	2,474,471

[†] *Each new Board member's term commenced on January 1, 2007.*
In addition Joseph S. DiMartino, David W. Burke, Gordon J. Davis, Joni Evans, Arnold S. Hiatt and Burton N. Wallack continue as Board members of the fund.

NOTES

For More Information

**Dreyfus
New York Tax Exempt
Money Market Fund**
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York
One Wall Street
New York, NY 10286

Transfer Agent & Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone 1-800-645-6561

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

E-mail Send your request to info@dreyfus.com

Internet Information can be viewed online or downloaded at: http://www.dreyfus.com

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2006, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



0273SA1106